Filed by Prenetics Global Limited
Pursuant to Rule 425 under the
Securities Act of 1933,
as amended, and deemed filed
pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Artisan Acquisition Corp.
Commission File No.: 001-40411

Prenetics Media Note

April 12, 2022

Prenetics Receives Effectiveness Order for Registration Statement and Progresses Towards U.S. Nasdaq Listing with Artisan Acquisition Corp

•	Registration Statement for proposed business combination with Artisan Acquisition Corp. has been declared effective by the SEC, with closing and Nasdaq listing expected in mid-May 2022

•	The business combination values Prenetics at an enterprise value of US$1.25 billion, making Prenetics the first Hong Kong Unicorn to be listed on the Nasdaq, upon closing and listing

•	The closing of the business combination could provide Prenetics with up to US$459 million gross proceeds, which includes US$339 million from the SPAC trust account from Artisan and a further US$120 million raised in PIPE and FPA[1]

•	The EGM for shareholders to approve the proposed business combination to be held on May 9, 2022

•	Prenetics’ FY2021 revenue reached US$275 million, up 323% year-on-year, exceeding its previous financial guidance of US$205 million for the year

HONG KONG, April 12, 2022 – Prenetics Group Limited (“Prenetics” or the “Company”), a global leader in genomic and diagnostic testing, today announced the U.S. Securities and Exchange Commission (“SEC”) has declared effective the registration statement of Prenetics on Form F-4 relating to its proposed business combination with Artisan Acquisition Corp. (Nasdaq: ARTAU, “Artisan”), a special purpose acquisition company privately founded by renowned cultural entrepreneur Adrian Cheng.

Artisan has scheduled its Extraordinary General Meeting (“EGM”) on May 9, 2022 for its shareholders to approve the proposed business combination with Prenetics. Upon approval of Artisan’s shareholders, Nasdaq listing approval and satisfaction of the other conditions to closing of the business combination, the combined company’s ordinary shares are expected to be listed on the Nasdaq under the ticker symbol “PRE” in mid-May 2022.

The business combination values Prenetics at an enterprise value of US$1.25 billion, and upon closing and listing, Prenetics would be the first Hong Kong Unicorn to be listed on the Nasdaq. The closing of the business combination could provide Prenetics with up to US$459 million gross proceeds, which includes US$339 million from the SPAC trust account from Artisan (subject to redemptions by Artisan shareholders) and a further US$120 million raised in PIPE and FPA.

Danny Yeung, CEO and Co-Founder, Prenetics said, “We are very pleased to have received the declaration of effectiveness of the Registration Statement from the SEC and progress towards our Nasdaq listing, which marks a significant milestone for Prenetics. Since day one, our mission has been to decentralize healthcare by bringing it closer to millions of patients globally. We remain excited about the future of our business, and we plan to continue to launch new products in the coming quarters, identify global M&A targets and execute our growth strategy internationally.”

The Company’s strong financial performance in 2021 firmly demonstrates the robust demand for its services and products as well as the strength of its technology.

•	Prenetics’ FY2021 revenue reached US$275 million, up 323% year-on-year, exceeding its previous financial guidance of US$205 million for the year

•	Adjusted FY2021 EBITDA was US$40.9 million, up 536% year-on-year, reflecting increased operating efficiencies

1 The gross proceeds from the business combination (including the funds from the SPAC trust account from Artisan) are subject to redemptions by Artisan shareholders.

2 Adjusted EBITDA represents net profit / (loss) before depreciation, amortization, net finance income / (expenses), ESOP or share-based compensation, research and development expenses, other strategic financing and transactional expenses, other non-operating expense including impairment expenses, fair value adjustment on financial instruments, foreign exchange gains or losses, and income tax.

•	The Company is in talks with multiple companies globally on M&A opportunities in the areas of tele-health and personalized care, which, if successful, should add additional revenues and new technology to the portfolio

•	The Company plans to launch a range of new products including ColoClear, a non-invasive stool-based FIT-DNA test for colorectal cancer screening, as well as Circle Snapshot, an at-home blood test with a user-friendly blood sample collection and result delivery system, by the first half of 2022

About Prenetics

Founded in 2014, Prenetics is a major global diagnostics and genetic testing company with the mission to bring health closer to millions of people globally and decentralize healthcare by making the three pillars — Prevention, Diagnostics and Personalized Care — comprehensive and accessible to anyone, at anytime and anywhere. Prenetics is led by visionary entrepreneur, Danny Yeung, with operations across 9 locations, including United Kingdom, Hong Kong, India, South Africa, and Southeast Asia. Prenetics develops consumer genetic testing and early colorectal cancer screening; provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing. To learn more about Prenetics, visit www.prenetics.com.

For enquiries, please contact Finsbury Glover Hering by email at prenetics-HKG@finsbury.com or:

Richard Barton +852 9301 2056	Louis Hung +852 9084 1801

Harry Florry +852 9818 2239	Nicolas Mo +852 6019 9877

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan Acquisition Corp. (“Artisan”) and Prenetics Group Limited (“Prenetics”) and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined entity (“PubCo”) following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in PubCo’s registration statement on Form F-4 (the “Registration Statement”), the proxy statement/prospectus therein, and other documents filed by Artisan or PubCo from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in PubCo’s Registration Statement, the proxy statement/prospectus therein and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction and Where to Find It

In connection with the proposed transaction, PubCo has filed the Registration Statement with the SEC, which was declared effective by the SEC on April 8, 2022, that includes a definitive proxy statement of Artisan to be distributed to Artisan’s shareholders in connection with Artisan’s solicitation for proxies for the vote by Artisan’s shareholders on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read the definitive proxy statement, the final prospectus filed by PubCo as well as other documents filed or to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. The definitive proxy statement has been mailed to shareholders of Artisan as of March 4, 2022 for voting on the proposed transaction. Shareholders of Artisan will also be able to obtain a copy of the definitive proxy statement and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong. The definitive proxy statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the final prospectus filed by PubCo and the definitive proxy statement. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.